United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of October, 2014

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Third Quarter 2014 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: October 22th, 2014

IR Contact Information: ir@gruma.com (52) 81 8399-3311 and 24
San Pedro Garza Garcia, N.L., Mexico, October 22, 2014	www.gruma.com

GRUMA REPORTS THIRD QUARTER 2014 RESULTS

HIGHLIGHTS

During this third quarter of 2014, GRUMA maintained its upward trend in results and improved its profitability and financial structure by focusing on optimizing its product portfolio, which supports the increase in value creation.

Net sales rose 1% while operating profit increased 20% and EBITDA grew 15%; financial expenses and taxes declined importantly, which, coupled with higher EBITDA generation, allowed the company to reduce US$134 million of debt during the quarter.

Majority net income climbed 83% to Ps.1,154 million and majority net margin rose to 9.1% from 5.0% in 3Q13. Improvements were driven by all subsidiaries, especially Gruma Corporation.

In 3Q14, both GRUMA and GIMSA's income statements reflect their wheat flour businesses as discontinued operations.

Effective 3Q14, GRUMA is now reporting GIMSA's wheat flour operations under discontinued operations, similar to Molinera de Mexico's accounting treatment since 2Q14. Therefore, now both GRUMA's and GIMSA's income statements reflect all of GRUMA's wheat flour businesses as discontinued operations, as opposed to 2Q14 where only Molinera de Mexico was treated as a discontinued operation. The book value of these subsidiaries is reported on GRUMA's balance sheet under the accounts ''current assets held for sale'' and ''current liabilities related to assets held for sale''. All figures for 2013 and 2014 have been restated to reflect this change, therefore 3Q14 and 3Q13 reported results are fairly comparable.

Consolidated Financial Highlights
 (Ps millions)

	3Q14	3Q13	Var.
Sales Volume (thousand metric tons)	929	929	-
Net sales	12,665	12,569	1%
Operating income	1,569	1,304	20%
Operating margin	12.4%	10.4%	200 bp
EBITDA	1,929	1,673	15%
EBITDA margin	15.2%	13.3%	190 bp
Majority net income	1,154	631	83%

Debt
(US$ millions)

Sep'14	Dec'13	Var.	Var. (%)	Jun'14	Var.	Var. (%)
1,040	1,272	(232)	(18)%	1,174	(134)	(11)%

CONSOLIDATED RESULTS OF OPERATIONS
3Q14 versus 3Q13

Sales volume was flat at 929 thousand metric tons. While volume in the U.S. operations and GIMSA grew in their core products, corn flour and tortillas, lower volumes were registered at Gruma Corporation's European operations in connection with extraordinary sales of corn last year, offsetting et the aforementioned growth in core products.

Net sales increased 1% to Ps.12,665 million, driven principally by a change in the sales mix within Gruma Corporation and the favorable peso depreciation effect at Gruma Corporation, as well as higher sales at the Asia-Oceania subsidiary.

Cost of sales as a percentage of net sales improved to 63.0% from 65.4%, reflecting better performance at most subsidiaries, mainly at Gruma Corporation and GIMSA. In absolute terms, cost of sales declined 3% to Ps.7,979 million resulting from lower raw-material costs.

Selling, general and administrative expenses (SG&A) as a percentage of net sales were flat, and in absolute terms, SG&A increased 1% to Ps.3,030 million, mainly in connection with strengthening of sales and administrative areas in Europe, and higher intercompany shipments to satisfy demand from tortilla makers at GIMSA.

Other expenses, net, increased Ps.52 million to Ps.88 million in connection with a Ps.59 million loss on raw material  procurement hedging.

Operating income grew 20% to Ps.1,569 million, driven mainly by Gruma Corporation, Asia-Oceania, Central America and by Gruma Holding, the latter in connection with royalty fees received from some subsidiaries, especially GIMSA and Gruma Corporation.
Operating margin rose to 12.4% from 10.4%.

EBITDA increased 15% to Ps.1,929 million. EBITDA margin expanded to 15.2% from 13.3%.

Net comprehensive financing cost was Ps.205 million, Ps.86 million lower, resulting mainly from lower interest expense, which declined 19% in connection with the company's ongoing debt reduction efforts.

Income taxes were Ps.236 million versus Ps.350 million. The effective tax rate was 17.3%. This reflects the benefits of extraordinary fiscal credits from past years arising from changes in Mexico's fiscal law, as well as the royalty fee structure implemented since 4Q13.

Discontinued operations were Ps.87 million, Ps.48 million more due to better performance of Molinera de Mexico. The discontinued operations line relates mostly to the deconsolidation of Molinera de Mexico and the wheat flour operations under GIMSA.

Majority net income increased 83% to Ps.1,154 million, driven mainly by the better operational performance and, to a lesser extent, lower taxes, and lower interest expenses.

FINANCIAL POSITION
September 2014 versus June 2014

Balance Sheet Highlights	Total assets were Ps.42,008 million, a decrease of 1% in connection with lower inventories, especially at GIMSA.

Total liabilities were Ps.25,679 million, 2% lower, mainly as a result of debt reduction.

Shareholders' equity totaled Ps.16,329 million, 1% more than in June 2014.

Debt Profile	GRUMA's debt totaled US$1,040 million, US$134 million less than as of June 2014. Improvements in cash generation allowed the company to continue paying down its debt. Approximately 72% of GRUMA's debt is dollar-denominated.

Debt
(US$ millions)

Sep'14	Dec'13	Var.	Var. (%)	Jun'14	Var.	Var. (%)
1,040	1,272	(232)	(18)%	1,174	(134)	(11)%

Schedule of Debt Amortizations
 (US$ millions)

	Rate	2014	2015	2016	2017	2018	2019...	Total
Perpetual Bond	7.75%						300	300
Rabobank Syndicated Facility	LIBOR+1.5%-3%	11	22	33	33	121		220
Inbursa Syndicated Facility MXP	TIIE+1.625%-2.625%	8.5	17.1	25.6	25.6	94		171
BBVA Syndicated Facility	LIBOR+1.5%-3%		25	100				125
BBVA Syndicated Facility MXP	TIIE+1.375%-2.625%		4.5	8.9	40.1	35.7		89.2
Gruma Corp Facility BofA	LIBOR+1.375%-2%			50				50
Bancomext Facility MXP	TIIE+1.375%-2.625%	20.1						20.1
Other	3.26% (avg.)	19.9	44	0.6	0.1			64.6
TOTAL	4.53% (avg.)	59.5	112.6	218.1	98.8	250.7	300	1,039.8

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$31 million during 3Q14, most of which were allocated to (1) production capacity expansions especially in Mexico at the corn flour plant in Mexicali and the tortilla plant in Tijuana, as well as in the U.S. at the tortilla plant in Florida; and (2) technology upgrades primarily at Gruma Corporation and GIMSA.

SUBSIDIARY RESULTS OF OPERATIONS
3Q14 versus 3Q13

Gruma Corporation

Sales volume increased 2% to 416 thousand metric tons, reflecting a 5% increase at the U.S. operations, which was partially offset by reductions at the European operations due to extraordinary sales of corn during 3Q13. The increase in the U.S. corn flour operations was driven by some corn chip manufacturer's organic growth, successful retail promotions and new tortilla customers. The U.S. tortilla operations rose due to organic growth and expansion of some Mexican food restaurant chains, introduction of dishes made with tortillas by non-Mexican food restaurant chains, and the increasing popularity and distribution of retail wheat flour tortillas, whose improved formula has been well accepted by consumers.

Net sales grew 3% to Ps.7,617 million driven mainly by sales volume growth at the U.S. tortilla business, whose products are higher value-added. Also, net sales benefited from improved sales mix within the U.S. tortilla operations as the company continues its focus toward higher price per unit products and presentations, and from the change in the sales mix away from corn at the European operations.

Cost of sales as a percentage of net sales improved to 61.6% from 63.3%. Most of the improvement was driven by the U.S. tortilla operations mainly from (1) the continued SKU rationalization program combined with a sales mix improvement from focusing on high-margin products (as in the case of wheat tortillas and low-count corn tortilla presentations); and (2) lower raw-material costs while prices were maintained. Europe also improved due mostly to lower raw-material and packaging costs (while prices increased due especially to the change in the sales mix), and production efficiencies related mainly to packaging automation. In absolute terms, cost of sales was flat at Ps.4,688 million.

SG&A as a percentage of net sales was flat at 28.1%. In absolute terms, SG&A rose 3% to Ps.2,144 million in connection with royalty fees from the U.S. corn flour operations to GRUMA related to the MASECA® trademark, which were implemented beginning in 2014 and, to a lesser extent, from strengthening the sales team and administrative areas in Europe. Despite this increase, SG&A as a percentage of net sales was flat due to the aforementioned net sales growth.

Operating income rose 17% to Ps.718 million and operating margin improved to 9.4% from 8.3%, even with the royalty fees. Most of the improvement came from the U.S. tortilla operations.

EBITDA  increased 9% to Ps.965 million. EBITDA margin expanded to 12.7% from 11.9%.

GIMSA

Sales volume declined 1% to 452 thousand metric tons. Corn flour increased 1%, but was offset by lower sales of by-products for animal feed. Corn flour sales volume grew especially from (1) price reductions in connection with lower cost of corn; and to a lesser extent, (2) changes in the variable compensation structure of the sales team; and (3) increased support to customers with equipment for tortilla production.

Net sales declined 7% to Ps.3,775 million, as a result of price reductions implemented to reflect lower corn cost and, to a lesser extent, due to the sales volume reduction.

Cost of sales as a percentage of net sales improved to 68.5% from 71.0%, and in absolute terms, cost of sales decreased 10% to Ps.2,585 million, mainly in connection with lower corn cost. While gross profit per ton was similar to last year, gross margin benefited from the effect of a smaller base of net sales in connection with the aforementioned price reduction.

SG&A as a percentage of net sales increased to 16.5% from 13.2%, and in absolute terms, rose 17% to Ps.623 million due mainly to the amortization of royalty fees related to the  MASECA® trademark license agreement between GRUMA and GIMSA, as well as higher intercompany shipments to satisfy demand from tortilla makers. SG&A as a percentage of net sales also increased due to lower absorption.

Operating income declined 13% to Ps.544 million and, as a percentage of net sales, decreased to 14.4% from 15.4%. Most of this effect was related to the amortization of royalty fees, which does not affect the EBITDA margin as it is a non-cash item.

EBITDA  increased 3% to Ps.725 million. EBITDA margin improved to 19.2% from 17.4%.

For additional information, please see GIMSA ''Third-Quarter 2014 Results'', available through GRUMA's website, www.gruma.com.

Gruma Centroamerica

Sales volume declined 1% to 50 thousand metric tons due mainly to lower corn flour sales as a result of a tougher competitive environment from new and existing corn flour producers, and delays and logistics problems faced by some of our retail and wholesale clients. Additionally, sales volume was affected by SKU rationalization of some products, lower snack sales in connection with reduced promotional activities, and lower hearts of palm sales due to logistics problems faced by some customers.

Net sales fell 2% to Ps.857 million due mainly to (1) the colon depreciation, which offset higher prices; (2) a change in the sales mix away from higher priced products, especially hearts of palm, and snacks, and (3) the aforementioned sales volume reduction.

Cost of sales as a percentage of net sales improved to 64.5% from 66.6% derived mostly from higher prices, while raw material cost was similar. To a lesser extent, better yields in some raw materials, and the company's efforts to reduce fixed costs contributed to the improvement. In absolute terms, cost of sales declined 5% due essentially to the colon depreciation.

SG&A as a percentage of net sales improved to 26.6% from 27.1% mainly due to higher prices. In absolute terms, SG&A declined 4% to Ps.228 million due to the colon depreciation.

Operating income grew 39% to Ps.77 million and operating margin improved to 9.0% from 6.3%.

EBITDA increased 25% to Ps.98 million. EBITDA margin expanded to 11.5% from 9.0%.

Other Subsidiaries and Eliminations

Operating income improved Ps.222 million to Ps.229 million. This resulted mainly from the royalties received from GIMSA and the U.S. operations related to the MASECA® trademark, and better operational performance at the Asia and Oceania operations.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with the International Financial Reporting Standards (IFRS).

International Accounting Standard 29 (IAS 29) defines the criteria to consider when a company operates under a hyperinflationary economic environment, which are when:

  the general population prefers to keep its wealth in non-monetary assets or in a relatively stable foreign currency. Amounts of local currency held are immediately invested to maintain purchasing power;

  the general population regards monetary amounts not in terms of the local currency but in terms of a relatively stable foreign currency. Prices may be quoted in that currency;

  sales and purchases on credit take place at prices that compensate for the expected loss of purchasing power during the credit period, even if the period is short;

  interest rates, wages, and prices are linked to a price index; and

  the cumulative inflation rate over three years is approaching, or exceeds, 100%.

Based on the above, the GRUMA's consolidated figures are determined as follows: the figures for subsidiaries in Mexico, the United States, Europe, Central America, Asia and Oceania operate in a non-hyperinflationary environment; therefore the effects of inflation are not recognized. Results for foreign subsidiaries that operate in a non-hyperinflationary environment are translated to Mexican pesos applying the historical exchange rate.

Under the section Subsidiary Results of Operations and the table of Financial Highlights by Subsidiary of this report, figures for Gruma Corporation were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.13.4541/dollar as of September 30, 2014. The differences between the use of convenience translation and the historical exchange rate are reflected under ''Other Subsidiaries and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia, and Oceania, and exports to more than 100 countries worldwide. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 17,000 employees and 76 plants. In 2013, GRUMA had net sales of US$3.8 billion (excluding the Venezuelan operations and Molinera de Mexico), of which 67% came from non-Mexican operations. For further information please visit www.gruma.com.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS

(MILLIONS OF MEXICAN PESOS)

	QUARTERS					YTD SEPTEMBER		
INCOME STATEMENT SUMMARY	**3Q14**	3Q13	VAR (%)	2Q14	VAR (%)	**2014**	2013	VAR (%)
NET SALES	**12,665**	12,569	1	12,297	3	**37,028**	36,785	1
GROSS PROFIT	**4,687**	4,350	8	4,489	4	**13,486**	12,506	8
GROSS MARGIN (%)	**37.0%**	34.6%		36.5%		**36.4%**	34.0%	
SELLING AND ADMINISTRATIVE EXPENSES	**3,030**	3,010		2,977		**8,951**	9,099	
OTHER EXPENSE (INCOME) , NET	**88**	36		4		**101**	65	
OPERATING INCOME	**1,569**	1,304	20	1,508	4	**4,434**	3,342	33
OPERATING MARGIN (%)	**12.4%**	10.4%		12.3%		**12.0%**	9.1%	
NET COMPREHENSIVE FINANCING COST	**205**	291		192		**670**	716	
INTEREST EXPENSE	**230**	285		221		**689**	842	
INTEREST INCOME	**(7)**	(9)		(9)		**(24)**	(31)	
(GAIN) LOSS FROM DERIVATIVE FINANCIAL INSTRUMENTS	**3**	14		23		**23**	(22)	
FOREIGN EXCHANGE LOSS (GAIN)	**(20)**	1		(42)		**(18)**	(73)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**0**	0		(0)		**(0)**	0	
INCOME TAXES	**236**	350		219		**822**	1,243	
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	**87**	39		104		**122**	(229)	
NET INCOME	**1,215**	702	73	1,202	1	**3,064**	1,154	166
MAJORITY NET INCOME	**1,154**	631	83	1,135	2	**2,911**	1,066	173
EARNINGS PER SHARE[1]	**2.67**	1.46	83	2.62	2	**6.73**	2.46	173
DEPRECIATION AND AMORTIZATION	**361**	369		366		**1,096**	**1,201**	
INCOME UNRELATED TO CORE BUSINESS OPERATIONS	**0**	0		(22)		**(22)**	0	
EBITDA[2]	**1,929**	1,673	15	1,853	4	**5,508**	4,543	21
EBITDA MARGIN (%)	**15.2%**	13.3%		15.1%		**14.9%**	12.4%	
CAPITAL EXPENDITURES (MILLION US$)	**31**	28		42		**90**	74	

BALANCE SHEET SUMMARY	**Sep-14**	Sep-13	VAR (%)	Jun-14	VAR (%)
CASH AND CASH EQUIVALENTS	**1,297**	1,703	(24)	1,187	9
TRADE ACCOUNTS RECEIVABLE	**4,312**	4,872	(11)	4,162	4
OTHER ACCOUNTS RECEIVABLE	**2,615**	2,381	10	2,582	1
INVENTORIES	**6,194**	8,395	(26)	7,353	(16)
ASSETS HELD FOR SALE	**3,725**	0	0	3,456	8
CURRENT ASSETS	**18,747**	17,661	6	19,174	(2)
PROPERTY, PLANT, AND EQUIPMENT, NET	**16,687**	17,971	(7)	16,805	(1)
ASSETS HELD FOR SALE	**3,109**	3,109	0	3,109	0
TOTAL ASSETS	**42,008**	43,553	(4)	42,404	(1)
SHORT-TERM DEBT	**1,966**	1,485	32	1,934	2
CURRENT LIABILITIES	**10,018**	8,992	11	9,315	8
LONG-TERM DEBT	**11,801**	16,091	(27)	13,125	(10)
TOTAL LIABILITIES	**25,679**	30,834	(17)	26,258	(2)
MAJORITY SHAREHOLDERS' EQUITY	**14,820**	10,714	38	14,667	1
SHAREHOLDERS' EQUITY	**16,329**	12,719	28	16,146	1
CURRENT ASSETS/CURRENT LIABILITIES	**1.87**	1.96		2.06	
TOTAL LIABILITIES/SHAREHOLDERS' EQUITY	**1.57**	2.42		1.63	
DEBT/EBITDA[3]	**1.91**	3.04		2.16	
EBITDA/INTERES EXPENSE[3]	**7.58**	5.23		6.91	
BOOK VALUE PER SHARE[1]	**34.25**	24.76		33.89	

[1] On the basis of 432,749,079 shares as of September 30, 2014; 432,749,079 shares as of September 30, 2013 and 432,749,079 shares as of June 30, 2014.

[2] EBITDA = operating income + depreciation and amortization - income unrelated to core business operations.

[3] Last twelve months.

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and Purposes of the Same.

1. Derivative financial instruments contracting policies.

Gruma's policies regarding financial instruments establish that the acquisition of any derivative financial instruments agreement must be associated with the hedging of an underlying operation of the company, such as the purchase of inventory or fuel consumption (commodities), interest payment at a determined rate, foreign currency payments at an exchange rate, among others.

Gruma has a Risks Management policy that details the procedure to authorize their contracting.

2. General description of the objectives to use derivative financial instruments.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. The objective of using derivative financial instruments is to reduce the aforementioned risks.

Likewise, in the normal course of business, Gruma enters into transactions in which it could be exposed to risks for changes in the interest rates or for fluctuations of exchange rates. The variations in the exchange rates can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others. In order to minimize these risks Gruma has entered into certain financial instruments.

3. Instruments used and hedging or negotiation strategies implemented.

We hedge a part of our production requirements through futures and options contracts in order to minimize the risk generated by the fluctuations in the price and supply of corn, wheat, natural gas, and diesel, risk that exists as an ordinary part of our business.

Additionally, Gruma has entered into certain financial instruments such as interest rate swaps and foreign exchange financial instruments (FX).

4. Allowed negotiation markets and eligible counterparties.

In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using mainly, when applicable depending on the derivative instrument used, the standard International Swaps and Derivatives Association, Inc. (''ISDA'') authorized forms and long form confirmation agreements.

5. Policies on the appointment of calculation or valuation agents.

Gruma appoints the counterparties as calculation agents who periodically send the account statements of the open positions of the financial instruments.

6. Policies on margins, collaterals, credit lines, VAR.

The Central Risks Committee of Gruma establishes that the derivative financial transactions may be performed with collaterals or using credit lines for that purpose.

The majority of the executed transactions establish certain obligations on behalf of the Issuer to guarantee, from time to time, the differential between fair value and the credit line (risk margin) established with the respective financial institutions, consequently the timely compliance of those obligations are assured. Additionally, it is made clear that, upon failure to fulfill the obligations of providing collateral, the counterparty will have the right, but not the obligation, to early terminate the transactions in place, and to demand the corresponding consideration pursuant to the agreed terms. In addition and in order to maintain a risk exposure level within the boundaries authorized by the Central Risks Committee and the Audit Committee, the Corporate Treasury department reports, in a weekly and monthly manner, the information about the Derivative Financial Instruments to such organs, respectively, and quarterly to the Board of Directors.

As of this date, Gruma has margin calls with their counterparty for $212,302 thousand pesos.

7. Internal control procedures to manage the exposure to market and liquidity risks.

The Finance Department of each region in which the company has operations, evaluates the changes in the exposure of the derivative financial instruments and periodically informs them to the Corporate Financial & Planning Management, and the latter informs the General Management and the Central Risks Committee when the market conditions have materially changed. The execution of the derivative financial instruments is authorized pursuant to the guidelines set forth in the Risks Management policy of the company.

8. Existence of an independent third party who reviews the aforementioned procedures.

The procedures are reviewed in the external audit process performed by PricewaterhouseCoopers, S.C. annually.

9. Information regarding the authorization of the use of derivatives and if there is a committee in charge of giving those authorizations and the derivatives risk management.

All derivative financial transactions must be previously authorized by a Divisional Risks Committee and by the Central Risks Committee which is formed by members of the senior management and approved by the Audit Committee and the Board of Directors.

B. Generic Description of Valuation Techniques.

10. Description of methods, valuation techniques and valuation frequency:

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at fair value, and at the end of each reporting period they are re-measured at their fair value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair value of such derivative financial instrument are included within the other comprehensive income in equity, based on an evaluation of the hedge effectiveness. Such changes in the fair value are reclassified to income in the period when the firm commitment or projected transaction is realized. Derivative financial instruments that qualify as fair value hedges are initially recorded at fair value and the effects of changes in the fair value are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

11. Clarification concerning if the valuation is performed by an independent third party or if it is an internal valuation and on which cases one or the other valuation is used. If it is performed by a third party, if his arranger, seller or counterparty of the derivative financial instrument is mentioned.

Gruma determines the fair value based on recognized market prices. When not quoted in markets, fair value is determined using valuation techniques commonly used in the financial sector. Fair value reflects the credit risk of the instrument and includes adjustments to consider the credit risk of the Company or the counterparty, when applicable. Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

12. For hedging instruments, explanation of the method used to determine the effectiveness of the same, identifying the current available hedging level of the global position.

Effectiveness of hedges is determined when the changes in fair value or cash flows of the underlying operation are offset by changes in fair value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair value are recognized in the income statement.

C. Management discussion about the sources of liquidity that could be used to deal with derivative financial instruments.

13. Discussion about the internal and external sources of liquidity that could be used to attend the requirements related to derivative financial instruments.

There is potential liquidity requirements under our derivative financial instruments described in Section II below. Gruma plans to use its available cash flow as well as other available liquidity sources to satisfy such liquidity requirements.

D. Description of the changes in the exposure to major identified risks.

14. Description of the changes in the exposure to major identified risks, its management and contingencies that could affect it in future reports.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist in the normal course of our business.

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire.

The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

15. Disclosure of eventualities, such as changes on the value of the underlying asset, which cause it to differ from the one originally agreed, that modify it, or that the hedging level has changed, pursuant to which the issuer is required to assume new obligations or affect its liquidity:

Gruma carried out forward transactions with the intention of hedging the currency risk of the Mexican peso with respect to the U.S. dollar, related with the price of corn purchases for domestic and imported harvest. The fair value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

16. Include Influence on results or cash flow of the mentioned derivative transactions:

As of September 30, 2014, the open positions of corn and natural gas financial instruments were valued at their fair value. The financial instruments of corn that qualified as hedges for accounting purposes represented a loss of $314,003 thousand pesos which was applied to other comprehensive income in equity.

The Company entered into hedge contracts for corn purchases of $12,713 thousand pesos, which were designated as fair value hedges. Therefore, the derivative financial instruments, as well as the assets and liabilities being hedged, are recognized at fair value at the trade date. Changes in the fair value of the derivative financial instruments and the assets and liabilities being hedged are recognized in income of the year. As of September 30, 2014, the effectiveness of these hedges was 100%.

The open positions of corn and natural gas financial instruments that did not qualify as hedges for accounting purposes represented a loss of $48,668 thousand pesos which was applied to the income statement.

As of September 30, 2104, the Company does not have open positions of foreign exchange derivative financial instruments.

17. Description and number of the derivative financial instruments that had expired during the quarter and those which its position has been closed.

As of September 30, 2014, the Company reclassified the amount of $113,526 thousand pesos from comprehensive income and recognized it as part of inventory. This amount refers to the loss from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated an income of $10,268 thousand pesos, which was recognized in comprehensive income, and will be transferred to inventory once the corn is received.

The operations that concluded during the third quarter of 2014, for financial instruments of corn and natural gas, recognized in income, represented a loss of $26,857 thousand pesos. As of September 30, 2014, the loss in the results of the concluded transactions of these instruments is of $23,076 thousand pesos.

The transactions concluded during the third quarter of 2014 regarding the foreign exchange financial instruments, recognized in income, represented a loss of $8,785 thousand pesos. As of September 30, 2014, the adverse effect in the results of the concluded transactions of these instruments is of $13,832 thousand pesos.

18. Description and number of the margin calls presented during the quarter.

As of September 30, 2014, the company has revolving funds denominated ''margin calls'' for $412,302 thousand pesos. The margin calls are required upon the variations in the prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

19. Disclosure of any breach that has been presented to the respective agreements.

 The company has complied with all obligations under its derivative financial instruments agreements.

II. Quantitative Information.

I. Characteristics of the derivative financial instruments as of the date of this report.

Summary of Derivative Financial
Instruments as of September 30, 2014
Amounts in Thousands of Pesos

Corn and Natural Gas Derivative Financial Instruments

Exchange Rate Derivative Financial Instruments

1 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

23. As f September 30, 2014, the financial instruments transactions of corn and natural gas in long positions represented a loss of $362,670 thousand pesos.

25. As of September 30, 2014, the Company has revolving funds denominated ''margin calls'' for $412,302 thousand pesos, required upon variations in prices of the underlying asset as collateral in favor of the counterparty in order to reduce the risk of non-payment in an event of default.

As of September 30, 2014, the Company reclassified the amount of $113,526 thousand pesos from comprehensive income and recognized it as part of inventory. This amount refers to the loss from the closed operations for corn hedges, in which the grain, subject to these hedges, was received. Additionally, the corn hedges terminated during the period and for which no corn has been received, originated an income of $10,268 thousand pesos, which was recognized in comprehensive income, and will be transferred to inventory once the corn is received.

The operations that concluded during the third quarter of 2014, for financial instruments of corn and natural gas, recognized in income, represented a loss of $26,857 thousand pesos. As of September 30, 2014, the loss in the results of the concluded transactions of these instruments is of $23,076 thousand pesos.

The transactions concluded during the third quarter of 2014 regarding the foreign exchange financial instruments, recognized in income, represented a loss of $8,785 thousand pesos. As of September 30, 2014, the adverse effect in the results of the concluded transactions of these instruments is of $13,832 thousand pesos.

II. Sensibility Analysis

Corn Derivative Financial Instruments:

According to the position as of September 30, 2014, a hypothetical 10 percent loss of the corn and natural gas value would result in an additional adverse effect of $88,795 thousand pesos. This sensitivity analysis is determined based on the underlying assets' values obtained from the valuation performed as of September 30, 2014.

 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, and consequently the company classified its derivative financial instruments as negotiation instruments.

26. For derivative financial instruments with negotiation purposes or those whose ineffectiveness of the hedge must be acknowledged, description of the method applied in determining the expected losses or the price sensitivity of the derivatives, including volatility.

The potential losses of the derivative financial instruments were determined pursuant to the underlying assets' value and their volatility, under a sensibility analysis considering a 10%, 25% and 50% loss in the underlying assets' value.

27. Presentation of a sensitivity analysis for such transactions that includes, at least, the following elements:
a) Identification of the risks that may create losses in the issuer for derivative transactions.
b) Identification of the instruments that would create such losses.

The fair value of the raw materials derivative financial instruments can decrease or increase in the future before the date of maturity of the instruments. These variations can be the result of factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests.

The fair value of the foreign exchange financial instruments can decrease or increase in the future before the expiration date of said instruments. These variations in the exchange rate can be the result of changes in the economic, fiscal policies or monetary conditions, volatility, liquidity in global markets, international or local political events, among others.

28. Presentation of 3 scenarios (probable, possible and remote or stress) that can create negative circumstances for the issuer, identifying the assumptions and factors taken into consideration in their execution.
a) Possible scenario with a variation of at least 25% in the underlying asset's Price and remote scenario with a variation of at least 50%.

The sensitivity chart already contains this information.

29. Estimation of the potential loss reflected in the income statement and cash flow for each scenario.

For the derivative financial instruments of corn and natural gas, based on our position as of September 30, 2014, a hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair value of the instruments would result in an additional charge to income for $88,795, $221,986, and $443,973 thousands of pesos, respectively.

30. For hedging financial instruments, indicate the stress level or the variation of the underlying assets under which the effectiveness measures result sufficient.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.